UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE Paris, May 4, 2012

KEY FIGURES AS OF MARCH 31, 2012

REVENUE GROWTH AND GOOD COMMERCIAL DYNAMICS

GOOD ACTIVITY RESILIENCE

OPERATIONAL IMPLEMENTATION OF STRATEGIC PLAN

INDICATIVE OFFERS RECEIVED FOR MAJOR UNITED KINGDOM AND UNITED STATES DIVESTMENTS

(NON AUDITED IFRS FIGURES)

Highlights:

•	Indicative offers received associated with the divestments of regulated water activities in the United Kingdom and solid waste in the United States.

•	Continuation of the process of Veolia Environnement’s withdrawal from Veolia Transdev.

•	Advancement of Veolia’s 2012-2015 strategic plan, with the validation and launch of 20 initial transformation projects within the Company.

•	Good commercial dynamics in Europe and in emerging regions:

o	In France: rehabilitation of Europe’s largest wastewater treatment plant in Achères, and construction and management of Greater Dijon’s new heating network,

o
In Europe, Veolia Environmental Services was designated as a preferred bidder for the PFI (Private Finance Initiative) waste management contract in the city of Leeds in the United Kingdom, and Dalkia was chosen by the European Investment Bank for the management of energy consumption and reduction of CO2 emissions,

o
In India, Veolia Water won the contract for operation and maintenance of the drinking water network in the city of Nagpur.  In Japan, Veolia Water won contracts for the operation and maintenance of several wastewater treatment and drinking water plants.

Key first quarter 2012 figures

•	Consolidated revenue grew 3.4% at constant scope and exchange rates (+4.6% at current scope and exchange rates) to €7,825.5 million:

o
Water grew 5.3% at constant consolidation scope and exchange rates (of which +3.6% in Operations, with good performance in France, Central and Eastern Europe and in China, and +9.7% growth in Technologies and Networks revenue, particularly with the confirmed recovery in the industrial market);

o	Energy Services grew 5.3% at constant consolidation scope and exchange rates due to higher energy prices (accounting for €140 million in additional revenue); and

o	Environmental Services declined 0.9% at constant consolidation scope and exchange rates. Revenue growth in France partially compensated for the declines recorded in the United Kingdom and Germany.

•	Adjusted operating cash flow declined 3.3% at constant exchange rates (-3.1% at current exchange rates) to €900.4 million:

o	Contractual erosion in the Water division in France;

o	Decline in recycled raw material prices in Environmental Services; and

o	Competitive economic environment in Energy Services.

•	Adjusted operating income declined by 12.1% at constant exchange rates (-12.2% at current exchange rates) to €543.5 million versus re-presented €618.8 million in the first quarter of 2011:

o	An increase in amortization expense related to investments in certain growing regions, and

o	Provisions related to implementation of the company’s transformation plan.

•	Strategic plan objectives confirmed

For the period 2012-2013, Veolia Environnement has an objective to divest €5 billion in assets and reduce net financial debt below €12 billion1 by the end of 2013.  In addition, for 2013, on the basis of the new Veolia perimeter, Veolia Environnement targets €220 million in gross cost reductions and €120 million in net cost reductions (after implementation costs).  Finally, the company will propose a dividend of €0.70 per share to be paid in 2012 and 2013 in respect of each of the fiscal years 2011 and 2012.

After 2013, and assuming a mid-cycle economic environment, the Company targets annual organic revenue growth of more than 3%, annual adjusted operating cash flow growth of more than 5%, attainment of a net financial debt leverage ratio of 3.0x2, and a return to a dividend payout ratio in line with the Company’s historic average.

______________________________________________
1 Excluding closing exchange rate effects

2 ± 5%

Quarterly financial information as of March 31, 20123

Operating and Financial Review during the first quarter of 2012

Context

Throughout the first quarter of 2012, revenue from the company’s activities continued to grow, resulting in consolidated revenue growth of 3.4% at constant consolidated scope and exchange rates (+4.6% at current scope and exchange rates) to  €7,825.5 million for the quarter ended March 31, 2012 compared to re-presented €7,478.6 million for the quarter ended March 31, 2011.

This increase is mainly due to:

•
In the Water division, the effects of favorable indexation in France and higher tariffs in Central and Eastern Europe, good performance in the Operations activities in Asia and growth in industrial activity within the Technologies and Networks business;

•	The impact of higher energy prices (accounting for €140 million in additional revenue compared to the prior year quarter) in the Energy Services division;

These effects were partially offset by a slight revenue decline in the Environmental Services division primarily due to the difficult macroeconomic context, and in particular the unfavorable change in recycled raw material prices.

During the first quarter of 2012, adjusted operating cash flow declined by 3.1% (-3.3% at constant exchange rates) due to contractual erosion, primarily in France.  Adjusted operating income declined 12.2% compared to re-presented figures for the prior year quarter due to the decline in adjusted operating cash flow, as well as the increase in amortization expense resulting from recent developments, notably in the Energy Services division (acquisition of the Warsaw district heating network), and implementation costs of the transformation plan.

Highlights

Since January 1, 2012, Veolia has achieved a number of new commercial successes, including:

•
SIAAP (Syndicat Interdépartemental pour l’Assainissement de l’Agglomération Parisienne, the interdepartmental wastewater authority for the Greater Paris area) chose OTV, a subsidiary of Veolia Water Solutions & Technologies, to head the consortium that was awarded the contract to renovate the Seine Aval biological wastewater treatment plant in Achères. This contract is expected to generate cumulated revenue of €196 million (portion attributable to OTV);

•
The Greater Dijon joint district authority appointed Dalkia to design, build and operate its new heating network, as part of a public service management contract, for a period of 25 years.  As much as 80% of the network’s energy needs will come from renewable resources.  Cumulated revenue is estimated at €200 million;

•
The European Investment Bank awarded Dalkia the contract for technical and energy systems management of over 180,000m2 of its office space in Luxembourg.  The 4-year contract covers four buildings and includes an ambitious objective for carbon footprint reduction;

•
Veolia Environmental Services, through its subsidiary Veolia Environmental Services (UK) Plc, was selected as a preferred bidder by the Leeds City Council for a Private Finance Initiative (PFI) contract for the treatment and disposal of residual waste.  This contract will have a duration of 25 years;

_______________________
3 To ensure the comparability of periods, the 2011 financial statements have been re-presented to include:
-
the impact of the reclassification into “net income from discontinued operations” of Habitat Services (“Proxiserve”) activities in the Water and Energy Services divisions, Citelum activities in the Energy Services division,  solid waste activities in the United States in the Environmental Services division and the regulated activities in the United Kingdom in the Water division;

- the impact of the reclassification into “net income from discontinued operations” of the Transportation Division as a whole;
-
the impact of the reclassification into ‘continuing operations’ of the “Pinellas” incineration activities within the Montenay International entities in the United States in the Environmental Services division.

•
Veolia Water, via its subsidiary Veolia Water Japan, was awarded three contracts for the operations and maintenance of drinking water and wastewater treatment facilities, which will service the needs of 1,215,000 people in Japan. Estimated cumulative revenue of these contracts is €49 million, for a maximum duration of 5 years; and

•
Veolia Water, via Orange City Water (a joint venture with Vishvaraj Environment Ltd, one of India’s leading civil engineering and services companies) was awarded the drinking water service operation and maintenance contract by the city of Nagpur for 25 years.  Estimated cumulated revenue of this contract is €387 million (Group part).

Evolution within Veolia Environnement’s Executive Committee
As part of the acceleration of the implementation of Veolia Environnement’s strategic plan, on March 16, 2012 the composition of the Executive Committee was tightened around Antoine Frérot, and now includes:

•	Sylvain Boucher, Secretary of the Executive Committee;
•	Jérôme Gallot, Chief Executive Officer of Veolia Transdev ;
•	Jean-Michel Herrewyn, Senior Executive Vice-President in charge of the Water division;
•	Franck Lacroix, Senior Executive Vice-President in charge of the Energy Services division;
•	Jean-Marie Lambert, Human Resources Director;
•	Jérôme Le Conte, Senior Executive Vice-President in charge of the Environmental Services division; and
•	Pierre-François Riolacci, Chief Finance Officer.

Early redemption of U.S. private placements
On January 9, 2012, Veolia Environnement SA sent a notice of early redemption to all holders of the U.S. private placement performed in January 2003. Early redemption was effectively performed on February 9, 2012 for a euro-equivalent of €350.2 million.

Bond exchange
Between March 19 and 27, 2012, Veolia Environnement proceeded with the refinancing by early redemption of a portion of the company’s bonds with maturities in 2013, 2014, 2017 and 2018 for an amount of €750 million.  At the same time, the company issued a new bond with maturity in 2027 for the same amount.  This operation allowed the Company to increase the maturity of debt and to smooth the redemption schedule, without significantly impacting the financing cost.

Significant events since April 1, 2012

Key facts:

On February 10, 2012, a ”Concordato Preventivo” proposal for Termo Energia Calabria (TEC), a company specialized in waste incineration in the Calabria region and a subsidiary of Veolia Environmental Services was filed with the La Spezia Civil Court.  This procedure consists of the proposed resolution of amounts payable to creditors.

On April 18, 2012, Termo Energia Calabria (TEC) revoked its Concordato Preventivo, following the filing of a Group Concordato Preventivo by a special purpose entity. This entity consists of all Veolia Environmental Services’ Italian assets and liabilities, with the exception of the Technoborgo and Energonut incinerators. On April 20, 2012 the La Spezia Civil Court admitted the Group Concordato Preventivo.

Acquisitions, partnerships and significant divestments

•	Acquisitions

In January 2012, the company purchased 6.9% of Veolia Voda, in the Czech Republic, from the EBRD for €79 million.

•	Partnerships

Additional information on the process of withdrawal from Veolia Transdev
Together with its partner, the Caisse des Dépôts, Veolia Environnement is continuing preparations for its withdrawal from Veolia Transdev, including making adjustments to the industrial strategy, restructuring the balance sheet and adjusting the refinancing strategy.  As part of this process, the partners envision the transfer of Veolia Transdev’s 66% shareholding in SNCM to Veolia Environnement, along with the rights and obligations attached to this shareholding.

On February 27, 2012 Veolia Environnement entered into exclusive negotiations with a potential buyer of the company’s stake in Veolia Transdev.  The potential buyer reiterated its interest and submitted an associated offer.  Negotiations have commenced in order to improve the structure, valuation and governance associated with this offer.

In addition, a new potential buyer has expressed and recently confirmed to Veolia Environnement its interest in also participating in the process.

•	Divestments

No significant divestment (industrial or financial) was completed during the first quarter of 2012. However, the asset divestment program is progressing, such that the regulated water activities in the United Kingdom in the Water division, and the solid waste activities in the United States in the Environmental Services division have been reclassified into discontinued operations.

Financial Information for the quarter ended March 31, 2012

VEOLIA ENVIRONNEMENT

Revenue (€M)
Quarter ended March 31, 2012	Quarter ended March 31, 2011 re-presented	% Change 2012/2011	Of which internal growth	Of which external growth	Of which currency effect
7,825.5	7,478.6	4.6%	3.4%	0.4%	0.8%

Revenue

Veolia Environnement consolidated revenue grew 3.4% at constant consolidation scope and exchange rates (+4.6% at current scope and exchange rates) to €7,825.5 million versus re-presented revenue of €7,478.6 million for the quarter ended March 31, 2011.

The impact of changes in consolidation scope on first quarter 2012 revenue includes €30.3 million in respect of targeted acquisitions and divestitures performed in 2012 and 2011.  This net impact includes -€42.9 million in the Water division (primarily the impact of the reorganization of Asian operations), -€9.8 million in the Environmental Services division and €83.0 million in the Energy Services division (related principally to the acquisition of the Warsaw district heating network in October 2011).

Revenue growth is mainly due to:

•
In the Water division, the effects of favorable indexation in France and higher tariffs in Central and Eastern Europe, good performance in the Operations activities in Asia and growth in industrial activity within the Technologies and Networks business;

•	The impact of higher energy prices (accounting for €140 million in additional revenue compared to the prior year quarter) in the Energy Services division.

These effects were partially offset by a slight revenue decline in the Environmental Services division primarily due to the difficult macroeconomic context, and in particular the unfavorable change in recycled raw material prices.

The share of revenue generated outside of France during the first quarter of 2012 was €4,551.9 million, or 58.2% of total revenue compared to re-presented 57.6% for the quarter ended March 31, 2011.

The €60.1 million foreign exchange impact primarily reflects the appreciation compared to the euro of the Australian dollar in the amount of €21.4 million, the U.S. dollar in the amount of €17.7 million, the Chinese renminbi yuan in the amount of €15.1 million, the U.K. pound sterling in the amount of €11.7 million and the Japanese yen in the amount of €9.1 million, offset in part by the depreciation of the Polish zloty in the amount of -€11.5 million.

Operational Performance

Adjusted operating cash flow declined 3.1% (-3.3% at constant exchange rates) to €900.4 million for the first quarter 2012, versus re-presented adjusted operating cash flow of €928.8 million for the quarter ended March 31, 2011. The adjusted operating cash flow margin for the first quarter of 2012 was 11.5%.

Adjusted operating cash flow declined in the first quarter of 2012 due to the impact of contractual erosion, primarily in France, and changes in gas tariff regulations in the Energy Services division.

The Company’s Efficiency Plan and Convergence Plan resulted in €34 million in net savings for the quarter ended March 31, 2012.

Adjusted operating income declined 12.2% (-12.1% at constant exchange rates) to €543.5 million versus re-presented €618.8 million of adjusted operating income for the quarter ended March 31, 2011.  The decline in adjusted operating income is due primarily to the increase in amortization expense resulting from recent developments, notably the acquisition of the Warsaw heating network in the Energy Services division, and implementation costs of the transformation plan.

Free cash flow4 was negative €519 million for the quarter ended March 31, 2012, (versus positive €539 million for the prior year quarter) due primarily to the absence of material divestitures during the first quarter of 2012 (only €23 million in proceeds from divestments), versus €840 million in proceeds from divestments achieved during the first quarter of 2011, which included a positive impact of €540 million related to the refinancing of Veolia Transdev.

In addition, free cash flow was also impacted by the degradation in working capital requirements due to seasonal factors, and a €128 million increase in gross investments to €656 million.  The increase was primarily related to the acquisition of minorities in the Czech Republic in the Water Division for €79 million.

In total, net financial debt5 at March 31, 2012 amounted to €15.0 billion versus €14.7 billion at December 31, 2011, including the reclassification of €0.3 billion of external debt associated with the regulated water activities in the United Kingdom.

The company confirms the objectives set for the period 2012-2013:
•	divestment of €5 billion in assets,
•	reduce net financial debt below €12 billion6 by the end of 2013,
•	reduce gross operating costs by €220 million and net operating costs by €120 million in 2013,
•	and pay a dividend in 2012 and 2013 of €0.70 per share, in respect of fiscal years 2011 and 2012.

After 2013, the Company aims to achieve mid-cycle organic revenue growth of over 3% per year, growth in adjusted operating cash flow of over 5% per year, a net financial debt leverage ratio (net financial debt/(operating cash flow before changes in working capital + repayments on operating financial assets)) of 3.0x7 and a return to a dividend payout ratio in line with the Company’s historical average.

_______________________________
4 Definition of Free cash flow: represents cash generated (which is equal to the sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital from operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures (including the change in receivables and other financial assets), (iv) net financial interest paid and (v) tax paid.

5 Definition of net financial debt: gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

6 Excluding closing exchange rate effects

7  ± 5%

Analysis by division

Water

Revenue (€M)
Quarter ended March 31, 2012	Quarter ended March 31, 2011 re-presented	% Change 2012/2011	Of which internal growth	Of which external growth	Of which currency effect
3,049.7	2,907.4	4.9%	5.3%	-1.5%	1.1%

Water division revenue for the first quarter of 2012 grew 5.3% at constant consolidation scope and exchange rates (+4.9% at current consolidation scope and exchange rates).  Growth resulted from the effects of favorable indexation in France and higher tariffs in Central and Eastern Europe, good performance in the Operations activities in Asia and by growth in industrial activity within the Technologies and Networks business.

•	Water division revenue was negatively impacted in the first quarter of 2012 by divestitures realized in 2011 (essentially the impact of the reorganization of Asian activities).

•
For Operations activities, revenue increased 3.6% at constant consolidation scope and exchange rates (+2.0% at current consolidation scope and exchange rates). In France, revenue increased 3.2% at constant consolidation scope (+2.6% at current scope), which benefitted from the effects of favorable indexation compared to 2011, despite the impact of contractual erosion and stable volumes sold. Outside France, revenue increased 3.8% at constant consolidation scope and exchange rates (+1.7% at current consolidation scope and exchange rates). In Europe, revenue grew by 5.4% at constant consolidation scope and exchange rates (but declined by 0.7% at current consolidation scope and exchange rates) due to the positive contribution from German activities, notably from the Braunschweig contract, as well as good performance related to higher tariffs in Central and Eastern Europe.  Asia-Pacific revenue increased 3.0% at constant consolidation scope and exchange rates (+5.8% at current consolidation scope and exchange rates) due to the progression of works activity in Japan and Korea and growth in China due to higher volumes, as well as the full year impact of higher tariffs in 2011, and despite lower construction revenue.  In the United States, revenue declined 8.4% at constant consolidation scope and exchange rates (-4.5% at current consolidation scope and exchange rates) primarily due to the end of the Indianapolis contract in August 2011.

•
Technologies and Networks revenue increased 9.7% at constant consolidation scope and exchange rates (+12.7% at current consolidation scope and exchange rates).  Revenue benefitted from the growth in industrial client activity, primarily in the “Design and Build” sector and the progression of works on the sludge incinerator in Hong Kong.

For the quarter ended March 31, 2012, adjusted operating cash flow and operating income for the Water division declined primarily due to contractual erosion in Operations activities in France, partially offset by an improvement in contributions from China and Japan.

Environmental Services

Revenue (€M)
Quarter ended March 31, 2012	Quarter ended March 31, 2011 re-presented	% Change 2012/2011	Of which internal growth	Of which external growth	Of which currency effect
2,236.1	2,229.6	0.3%	-0.9%	-0.4%	1.6%

Environmental Services division revenue in the first quarter of 2012 posted a slight decline of -0.9% at constant consolidation scope and exchange rates (+0.3% at current consolidation scope and exchange rates) compared to the prior year quarter.  This variation was due to the difficult macroeconomic context, and in particular the unfavorable change in recycled raw material prices.

•
In France, revenue increased 3.8% at constant consolidation scope (+4.0% at current scope), with a total increase in activity, notably in hazardous waste, which offset the unfavorable impact of changes in recycled raw material prices (paper and metals).

•
Outside France, revenue declined 3.8% at constant consolidation scope and exchange rates (-2.0% at current consolidation scope and exchange rates). Revenue in Germany declined 8.8% at constant consolidation scope (-6.3% at current scope) due to an unfavorable impact of changes in recycled raw material prices and a slight decline in volumes.  United Kingdom revenue declined 8.4% at constant consolidation scope and exchange rates (-6.3% at current consolidation scope and exchange rates), given lower construction activity on integrated (PFI) contracts and maintenance shutdowns of certain incinerators.  Revenue in the United Kingdom was also negatively impacted by competitive pressure on tariffs and the trend in declining landfill volumes. In North America, revenue increased 2.2% at constant consolidation scope and exchange rates (+6.3% at current consolidation scope and exchange rates) due to hazardous waste activity, but was negatively impacted by lower industrial services activity. Asia-Pacific revenue increased slightly, by 0.7% at constant consolidation scope and exchange rates (+9.4% at current consolidation scope and exchange rates), due to good activity levels in the Pacific area, despite the unfavorable volume impact on revenue in Asia, notably in Singapore and Hong Kong.

Adjusted operating cash flow and operating income for the Environmental Services division both declined slightly in the first quarter of 2012 compared to the first quarter of 2011. This slight decline resulted primarily from the unfavorable change in recycled raw material prices in a difficult macroeconomic context.

Energy Services

Revenue (€M)
Quarter ended March 31, 2012	Quarter ended March 31, 2011 re-presented	% Change 2012/2011	Of which internal growth	Of which external growth	Of which currency effect
2,539.7	2,341.6	8.5%	5.3%	3.5%	-0.3%

Energy Services division revenue in the first quarter of 2012 increased 5.3% at constant consolidation scope and exchange rates (+8.5% at current consolidation scope and exchange rates), due to the favorable impact of energy prices, (accounting for an additional €140 million in revenue compared to the quarter ended March 31, 2011) and a marginal impact related to weather.

•
In France, revenue increased 10.6% at constant consolidation scope (+9.6% at current scope) due to the effect of the increase in average fuel basket prices, while in a competitive economic environment.

•
Outside France, revenue was stable at constant consolidation scope and exchange rates (+7.3% at current consolidation scope and exchange rates). Continental Europe countries posted 4.6% revenue growth at constant consolidation scope and exchange rates (+19.5% at current consolidation scope and exchange rates) due to higher heating prices (primarily in Lithuania), but limited by an unfavorable volume impact in the Czech Republic and by lower subsidies on the sale of cogenerated energy in Hungary. In addition, revenue in the United States declined by 19.6% at constant consolidation scope and exchange rates (-16.2% at current consolidation scope and exchange rates) and was negatively impacted by unfavorable weather conditions.

•	External revenue growth in the Energy Services division in the first quarter of 2012 relates primarily to the acquisition of the Warsaw heating network in October 2011.

Adjusted operating cash flow and operating income for the Energy Services division both declined during the first quarter of 2012 due the impact of a competitive economic environment, notably in France, and the modification of gas tariff regulation in France, offset by other favorable price effects.

Appendix to quarterly financial report: Key re-presented figures for the quarter ending March 31, 20118

In €M	2011 Published	2011 re-presented
Revenue	8,159.4	7,478.6
Adjusted operating cash flow	996.8	928.8
Operating income / Adjusted operating income	636.1	618.8
Free cash flow	539.0	539.0

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the uncertainty related to the implementation of the company’s new strategy, including the completion of the program of divestments and the effective reduction of costs; the risk of suffering reduced profits or losses as a result of intense competition, the risks associated with conducting business in some countries outside of Western Europe, the United States and Canada,  the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that the company may make investments in projects without being able to obtain the required approvals for the project, the risk that governmental authorities could terminate, modify or renew under less favorable conditions some of Veolia Environnement’s contracts, the risk that the company’s long-term contracts may limit its capacity to quickly and effectively react to general economic changes affecting our performance under those contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

______________________
8  To ensure the comparability of periods, the 2011 financial statements have been re-presented to include:
-
the impact of the reclassification into “net income from discontinued operations” of Habitat Services (“Proxiserve”) activities in the Water and Energy Services divisions, Citelum activities in the Energy Services division,  solid waste activities in the United States in the Environmental Services division and the regulated activities in the United Kingdom in the Water division;

- the impact of the reclassification into “net income from discontinued operations” of the Transportation Division as a whole;
-
the impact of the reclassification into ‘continuing operations’ of the “Pinellas” incineration activities within the Montenay International entities in the United States in the Environmental Services division.

CONFERENCE CALL

KEY FIGURES AS OF MARCH 31, 2012

speaker:

Pierre-François RIOLACCI (Chief Finance Officer)

FRIDAY MAY 4, 2012 at 8:30 a.m. (CET)

To listen to the conference, please dial

·	France: +33 (0)1 70 77 09 43
·	International: +44 (0)20 3367 9461

Webcast:
Access to the webcast (listen only) and associated presentation
Will be available on our site:
http://www.finance.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 4, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer